FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

1

MATERIAL EVENT

RELEVANT EVENT – CLASS ACTION LAWSUIT “ASOCIACIÓN POR LA DEFENSA DE USUARIOS

Y CONSUMIDORES – ADUC VS. BBVA ASSET MANAGEMENT S.A.S.G.F.C.I. AND BANCO

BBVA ARGENTINA S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.
Date: February 26th, 2020	By:	/s/ Ernesto Gallardo
		Name:	Ernesto Gallardo
		Title:	Chief Financial Officer

Buenos Aires, February 26, 2020

Securities and Exchange Commission

Relevant-Event. “Asociación por la Defensa de Usuarios y Consumidores – ADUC vs. BBVA Asset Management S.A.S.G.F.C.I. and Banco BBVA Argentina S.A.” First Instance National Court on Commercial Matters No. 5 Secretariat No. 9

With due consideration:

I hereby address you in my capacity as Head of Market Relations, in order to inform that Banco BBVA Argentina S.A acting as a Depositary Company of Common Investment Funds and BBVA Francés Asset Management S.A. acting as Managing Company of said funds, have been notified of a class action lawsuit filed by “Asociación por la Defensa de Usuarios y Consumidores – ADUC.”

The plaitiff acting on behalf of financial consumers, claims the damage caused to the investors of Common Investment Funds administered by BBVA Francés Asset Management S.A., for the alleged validation of an unilateral modification of the price of the forward contracts executed in the Term Market of Rosario (Mercado a Término de Rosario) and Argentina Clearing S.A. entered into after September 29, 2015, with an expiration date until June 2016 inclusive.

It is important to note that this action is informed based on the criteria established by the Argentine Securities Commission, since it is materially impossible to determine whether the claim is of significant economic importance, as the company has not yet had the opportunity to analyze in detail the content of said claim and its possible implications.

Kind regards,

Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21332 L° 97 T SA (T.O)